December 14, 2007
Mr. Craig Slivka
Attorney Advisor
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	SEC Comment Letter dated November 30, 2007 related to Service Corporation International’s Definitive Schedule 14A Filed April 6, 2007

File No. 1-06402
Dear Mr. Slivka:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated November 30, 2007 with respect to the above referenced filing.
For your convenience, our response is prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein have the respective meanings given them in our proxy statement.
1.	We note your response to comment 6 of our August 21, 2007 letter. It would appear that the data from these 375 companies was used as benchmarks by your compensation consultant to developed compensation recommendations. In future filings, please disclose these component companies, as well as the companies listed in Exhibit B of your response, as required by Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future proxy statements, we will name all component companies, including the companies listed in Exhibit B to the Company’s response letter dated October 3, 2007, referenced in your comment.
SCI MANAGEMENT
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-9753 • FAX (713) 525-7332
www.DignityMemorial.com

2.	Please confirm for us that you intend to provide your supplemental responses to comments 8, 10, and 12 of our August 21, 2007 letter in future filings.

Response: In future proxy statements, we will disclose our supplemental responses to comments 8, 10, and 12 of the Staff’s August 21, 2007 letter.
We believe this letter is responsive to the Staff’s comments. However if any of the responses to the Staff’s comments are not deemed adequate, we will make ourselves available to further discuss these matters with the Staff at a mutually convenient time.
Sincerely,
/s/ Curtis G. Briggs
Curtis G. Briggs
Senior Corporate Counsel
and Assistant Secretary

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